

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

> **Re: Hospitality Properties Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy Statement**
> **Filed February 24, 2010**
> **File No. 001-11527**

Dear Mr. Kleifges:

    We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> Kevin Woody
> Branch Chief